Exhibit 99.2

Immuron Appoints Grant Thornton as Company Auditors

January 18th, 2018, Melbourne, Australia: Immuron Limited (ASX:IMC) (NASDAQ:IMRN) (the “Company”) is pleased to advise the Company’s has appointed Grant Thornton Audit Pty Ltd at act as the independent auditors of Immuron for both the Australian and US financial reporting requirements.

Grant Thornton will replace the incumbent US Auditor Marcum LLP and, subject to clearance from ASIC, William Buck Audit Pty Ltd in Australia for both the FY2018 half year review, and full year audit processes.

This change will streamline the reporting process by being able to work with one audit firm across both jurisdictions which comes with many efficiencies and advantages.

The Board and management of Immuron would take this opportunity to thank both the William Buck and Marcum audit teams for their assistance and service over the past 5 and 2 years respectively, especially throughout the lengthy and complex US listing process undertaken last year.

For and on behalf of the Company,

Kind Regards;

Peter Vaughan

Company Secretary

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About Grant Thornton:

Grant Thornton Australia Pty Ltd has more than 1,200 people working in offices in Adelaide, Brisbane, Cairns, Melbourne, Perth and Sydney. Grant Thornton Australia provides assurance, tax, and advisory services to organisations in Australia and around the globe. As a member firm of Grant Thornton International Ltd, Grant Thornton Australia is a part of a network with more than 47,000 people in over 130 countries and is committed to promoting transparency, executing high quality audits, managing risks and upholding independence.

Grant Thornton Australia currently audits a significant number of Life Sciences companies a number of which are ASX and NASDAQ dual-listed companies.

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.